SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number: 0-20150
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ALL FOR A DOLLAR, INC.
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(Exact name of registrant as specified in its charter)

Suite 863
105-150 Crowfoot Crescent
Calgary, ALB T3G 3T6
Canada
302-336-9736
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $.01
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(Title of each class of securities covered by this Form)

none
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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date:
25 shareholders of record as of November 28, 2007
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Pursuant to the requirements of the Securities Exchange Act of 1934, ALL FOR A DOLLAR, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: November 28, 2007

ALL FOR A DOLLAR, INC.

BY:	/s/ Michael Burke
Michael Burke, President